

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2020

Nick Bhargava
Executive Vice President
GROUNDFLOOR REAL ESTATE 1, LLC
600 Peachtree Street, Suite 810
Atlanta, GA 30308

> **Re: GROUNDFLOOR REAL ESTATE 1, LLC**
> **Amendment to Amendment No. 6 to Offering Statement on Form 1-A**
> **Filed June 8, 2020**
> **File No. 024-11094**

Dear Mr. Bhargava:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Offering Statement on Form 1-A

General

1. Please expand the graphic on page 6 to show the securities issued by each entity and held by Groundfloor Finance and those held by other investors such as public holders of LROs. Also, please show the developers and which entities make loans to developers. For example, the graphic should show, if true, the loans to developers from multiple entities such as Holdings and GRE 1. The graphic should also reflect the securities issued by Groundfloor Finance including, for example, LROs and equity.

2. Given that Groundfloor Yield is not yet operating, please revise Business, MD&A or where appropriate to clarify which entity is currently conducting the functions you intend to assign to Groundfloor Yield going forward and the extent to which the planned transition from a third party warehouse facility constitutes a material trend or uncertainty.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian Korn, Esq.